Via Facsimile and U.S. Mail
Mail Stop 4720   July 23, 2009

Mr. Patrick C. Regan
Group Chief Operating Officer and
Group Chief Financial Officer
Willis Group Holdings Limited
c/o Willis Group Limited
51 Lime Street
London EC3M 7DQ, England

Re: Willis Group Holdings Limited
       Form 10-K for the fiscal year ended December 31, 2008
       Definitive Proxy statement filed March 13, 2009
       File No. 001-16503

Dear Mr. Regan:

       We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment asks you to revise disclosure, the information you provide
should show us what the revised disclosure will look like in your next Form 10-K. If you
do not believe that revised disclosure is necessary, please explain the reason in your
response. After reviewing the information provided, we may raise additional comments
and/or request that you further amend your filing.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Executive Compensation Components
Annual Incentive Compensation, page 22

1.   We note that in addition to consideration of the company's performance against
       the announced performance targets, the Compensation Committee considers the
       Executive Officers' performance against personal objectives. Your

Compensation Discussion and Analysis does not disclose the individual objectives used to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

- The performance objectives;
- Confirmation that you will discuss the achievement of the objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Form 10-K
Signatures

2. We note that you are also the company's principal accounting officer however you have not signed the Form 10-K in this capacity. In the future, the Form 10-K should also be signed by the company's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K.

* * * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director